CONMED HEALTHCARE MANAGEMENT, INC.
7250 Parkway Drive
Suite 400
Hanover, MD 21076

December 30, 2008

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-3561

Re:	Conmed Healthcare Management, Inc. Amendment No.1 to Post-Effective Amendment No.1 to Form SB-2 on Form S-1 File # 333-141830 (the “Registration Statement”)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement filed with the Securities and Exchange Commission (the "Commission") be accelerated so that it will be made effective at 3:00 PM Eastern Daylight Time on January 6, 2009, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the "Act").

The undersigned registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the undersigned registrant may not assert staff comments or the declaration of effectiveness by the Commission or the staff, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned registrant is aware of its obligations under the Act.

Very truly yours,

By:	/s/ Thomas W. Fry
Name: Thomas W. Fry
Title: Chief Financial Officer